May 27, 2011
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attn:	Claire Erlanger Jean Yu
Re:	Lear Corporation Form 10-K for the fiscal year ended December 31, 2010 Filed February 10, 2011 File No. 001-11311
Dear Mss. Erlanger and Yu:
          Our firm represents Lear Corporation, a Delaware corporation (the “Company”). On behalf of the Company, set forth below is the Company’s response to the Staff’s letter dated May 20, 2011, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”), filed with the Securities and Exchange Commission (the “Commission”) on February 10, 2011. We have addressed your May 20, 2011 letter by reproducing the comments below, in bold type, and providing the Company’s response immediately following such comments.
Form 10-K for the Year Ended December 31, 2010
Note 3, Fresh-Start Accounting, page 63
1.	We note from your response to our prior comment 9 that in calculating the Company’s enterprise value using the discounted cash flow methodology, the Company’s EBITDA forecast was discounted using an estimate of the Company’s weighted average cost of capital. Please tell us and revise future filings to disclose the weighted average cost of capital amount used as the discount rate.
          A weighted average cost of capital of 13% — 14% as of November, 2009, was used as the discount rate in the calculation of enterprise value using the discounted cash flow methodology. The Company will revise its future filings to include such disclosure.
Note 5, Restructuring, page 77
2.	We note from your response to our prior comment 14 that you will disclose in future filings that the Company expects the allocation of future restructuring costs to be consistent with historical experience. However, we do not believe that this disclosure gives the reader an understanding of the total amount of restructuring costs you intend to incur. As required by ASC 420-10-50, we believe that your disclosure should be revised to indicate the amount of total restructuring costs you expect to incur for the restructuring activity that has been initiated as of December 31, 2010. If you do not expect any material restructuring costs in the future, you may indicate that fact in your revised disclosure. Please revise accordingly.
          The Company will revise its future filings to include disclosure of additional restructuring costs expected to be incurred related to activity initiated as of the latest balance sheet date presented. For example, the Company expects to incur approximately $35 million of additional restructuring costs in 2011 related to activity initiated as of December 31, 2010.
          The Company has provided the acknowledgments requested by the Staff in the statement attached hereto. If you should have any questions or comments about the response in this letter, please call me at (312) 558-5723.

Sincerely,
/s/ Bruce A. Toth
Bruce A. Toth
Winston & Strawn LLP

LEAR CORPORATION
May 27, 2011
          In connection with responding to comments from the Securities and Exchange Commission (the “Commission”) in the letter dated May 20, 2011, Lear Corporation, a Delaware corporation (the “Company”), acknowledges that:
(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LEAR CORPORATION

By: Name:	/s/ Matthew J. Simoncini Matthew J. Simoncini
Title:	Senior Vice President and
Chief Financial Officer